INTREPID CAPITAL MANAGEMENT FUNDS TRUST
1400 Marsh Landing Parkway, Suite 106
Jacksonville Beach, Florida 32250
January 27, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Intrepid Capital Management Funds Trust (the “Trust”)
File Nos.: 333-118634 and 811-21625

Dear Ms. Stirling:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on January 8, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 11 to its Registration Statement on Form N-1A.  PEA No. 11 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on November 24, 2009 for the purpose of conforming the Trust’s Prospectus for its four series, Intrepid Capital Fund, Intrepid Small Cap Fund, Intrepid Income Fund and Intrepid All Cap Fund (the “Funds”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

The Trust will file PEA No. 12 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 11 and file updated exhibits to the Registration Statement.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff of the SEC’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Comments to the Summary Sections for each of Intrepid Capital Fund, Intrepid Small Cap Fund, Intrepid Income Fund and Intrepid All Cap Fund:

1.	In the “Fees and Expenses Table,” revise the “Net Annual operating Expenses” line entry so that it now reads “Total Annual Operating Expenses After Fee Waiver/Reimbursement.”

The Trust responds by making the requested change.

2.
In the footnote to the “Fees and Expenses” table, the expense reimbursement commitment should carry through for a year, rather than ending on September 30, 2010, in order to be described in this manner.

The Trust responds by revising the expense reimbursement commitment through to January 31, 2011, and will make the corresponding revision in the summary section.

3.
The sentence in the footnote to the “Fees and Expenses” table (which reads “Indirect fees and expenses represent a pro rata portion of the cumulative expenses charged by the Acquired Fund”) should be deleted.

The Trust responds by making the requested change.

4.	The footnote to the “Fees and Expenses” table should be revised to indicate which parties can terminate the fee waiver agreement and under what circumstances.

The Trust responds by revising this footnote accordingly.

5.	Please confirm that the “Expense Example” only includes the effect of the fee waiver for the first year, and not for the subsequent years.

The Trust confirms that the effect of the fee waiver is only included for the first year.

6.	For the Non-Diversification Risk under “Principal Risks,” please revise the disclosure by stating that a change in the performance of a target company could have a greater impact on the Fund.

The Trust responds by revising the Non-Diversification risk factor as follows:

“●  Non-Diversification Risk: Because the Fund is non-diversified (meaning that compared to diversified mutual funds, the Fund may invest a greater percentage of its assets in a particular issuer), the Fund’s shares may be more susceptible to adverse changes in the value of a particular security than would be the shares of a diversified mutual fund.  Thus, the Fund is more sensitive to economic, business and political changes which may result in greater price fluctuations of the Fund’s shares.”

The Trust will also revise the Non-Diversification risk factor in the statutory prospectus accordingly.

7.
The text of footnote 1 to the “Average Annual Return” table should be placed adjacent to the table, rather than presented in footnote form.  In addition, consider revising the third sentence of the footnote to read more clearly.

The Trust has removed the footnote and presented the “after tax returns” information textually in a paragraph following the “Average Annual Returns” table.  The Trust has revised the language concerning the explanation for average annual returns after taxes on distributions and redemptions being higher than other return data.  The third and fourth sentences below will be deleted where appropriate, and the modified paragraph reads in its entirety as follows:

“After tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on your situation and may differ from those shown.   In certain cases, the figure representing “Return After Taxes on Distributions and Sale of Fund Shares” will be higher than the other return figures for the same period, since a higher after-tax return results when a capital loss occurs upon redemption and provides an assumed tax deduction that benefits the investor.  Furthermore, the after-tax returns shown are not relevant to those who hold their shares through tax-deferred arrangements such as 401(k) plans or Individual Retirement Accounts (“IRAs”).”

8.	The statement that “a direct investment in an index is not possible” should be deleted in the footnotes to the “Average Annual Returns” table.

The Trust responds by moving the description of each index from the Summary Section to a new section entitled “Index Descriptions” in the statutory prospectus.

9.	In the “Purchasing Shares” paragraph, delete the reference to the Fund’s NAV in the first sentence, and delete the fifth, sixth and seventh sentences.

The Trust responds by revising the paragraph in its entirety as shown below:

“Investors may purchase, exchange or redeem Fund shares by mail (Intrepid Capital Management Funds Trust, c/o U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53201-5207, or by telephone at 1-866-996-FUND.  Redemptions by telephone are only permitted upon previously receiving appropriate authorization.  Transactions will only occur on days the New York Stock Exchange is open.  Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly for information relative to the purchase or sale of Fund shares.  The minimum initial amount of investment in the Fund is $2,500 for all accounts.  Subsequent investments in the Fund for all types of accounts may be made with a minimum investment of $100.”

Comments to the Summary Section for the Intrepid Capital Fund

10.
The first paragraph under “Principal Investment Strategies” describes the “intrinsic value” of companies in which the Fund invests.  Please add brief disclosure which discusses the factors used to determine the intrinsic value of a target company.

The Trust responds by adding the following language:

“The Fund considers the intrinsic value of a company to be the present value of a company’s expected future stream of free cash flows discounted by an appropriate discount rate. After estimating the intrinsic value of a company, the Fund adjusts for debt, cash, and other potential capital (such as minority interest) on the company’s balance sheet. The Fund then makes buy/sell decisions by comparing a company’s market value with its intrinsic value estimates.”

11.	In the “Principal Investment Strategies” section, please clarify that high yield securities are also known as “junk bonds.”

The Trust responds by revising the first sentence of the first paragraph under “Principal Investment Strategies” to read as follows:

“The Fund invests primarily in undervalued small and mid capitalization (i.e., less than $15 billion of market capitalization), common stocks and high yield securities (also known as “junk bonds.”)

Comments to the Summary Section for the Intrepid Small Cap Fund

12.	In the “Principal Investment Strategies” paragraph, please provide the range of companies that the Fund considers to be small capitalization companies.

The Trust responds by stating that the Small Cap Fund defines small capitalization companies to include companies having a capitalization that does not exceed the upper limit of the capitalization ranges of the higher of the Russell 2000 Index, the S&P Small Cap Index or the Dow Jones Wilshire US Small Cap Index during the most recent 12 months.  For the 12 months ended December 31, 2009 this limit was $4.235 billion, and the summary section has been revised accordingly.

13.	Please add a bullet point and bolded heading for the high portfolio turnover risk factor under “Principal Risks.”

The Trust will make the requested change.

14.	Please delete the first two sentences of the “Performance” paragraph.

The Trust will make the requested change.

15.	In the “Average Annual Total Return” table, please delete footnotes 1 and 3 and include the inception dates in the table.

The Trust will make the requested change.

Comments to the Summary Section for the Intrepid Income Fund

16.	In the “Principal Investment Strategies” section, please clarify that high yield securities are also known as “junk bonds.”

The Trust responds by revising the first sentence of the first paragraph under “Principal Investment Strategies” to read as follows:

“The Fund primarily invests (up to 100% of its net assets) in high yield securities (also known as “junk bonds.”)

Comments to the Summary Section for the Intrepid All Cap Fund

17.	Delete the reference to the Intrepid Capital Fund and Intrepid Small Cap Fund in the “Principal Investment Strategies” paragraph.

The Trust will make the requested change.

18.
The first paragraph under “Principal Investment Strategies” describes the “intrinsic value” of companies in which the Fund invests.  Please add brief disclosure which discusses the factors used to determine the intrinsic value of a target company.

The Trust responds by adding the following language:

“The Fund considers the intrinsic value of a company to be the present value of a company’s expected future stream of free cash flows discounted by an appropriate discount rate. After estimating the intrinsic value of a company, the Fund adjusts for debt, cash, and other potential capital (such as minority interest) on the company’s balance sheet. The Fund then makes buy/sell decisions by comparing a company’s market value with its intrinsic value estimates.”

19.	In the “Principal Risks” section, revise the Small-Capitalization risk factor to include a Medium-Capitalization risk factor.

The Trust responds by replacing the Small-Capitalization risk factor with the following:

“● Small and Medium Capitalization Risk: The Fund may invest in small and medium capitalization companies that tend to be more volatile and less liquid than large capitalization companies, which can negatively affect the Fund’s ability to purchase or sell these securities.  Small and medium capitalization companies can be subject to more abrupt or erratic share price changes than larger, more established companies.”

The Trust will also revise the Small Capitalization risk factor in the statutory prospectus accordingly.

*     *     *     *     *     *
If you have any additional questions or require further information, please contact Richard Teigen of Foley & Lardner LLP at 414-297-5660 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

Intrepid Capital Management Funds Trust

/s/ Mark Travis
Name: Mark Travis
Title:  President

cc:           Richard Teigen, Foley & Lardner LLP
Edward Paz, U.S. Bancorp Fund Services, LLC